UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SOC Telemed, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78472F101

(CUSIP Number)

Harsha G. Marti

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

With a copy to:

William Hughes, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS SOC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,874,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,874,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WPXI Finance, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,874,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,874,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WPXI GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,874,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,874,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,874,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,874,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus XI Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,874,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,874,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,874,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,874,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WP Global LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,874,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,874,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,874,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,874,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,874,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,874,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,874,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,874,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,874,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,874,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2020 (as amended and supplemented through the date of this Amendment, the “Schedule 13D”), and is being filed jointly on behalf of: (i) SOC Holdings LLC, a Delaware limited liability company (“SOC Holdings”), (ii) WPXI Finance, LP, a Delaware limited partnership (“WPXIF”), (iii) WPXI GP, L.P., a Delaware limited partnership (“WPXIF GP”), (iv) Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership (“WPXI”), (v) Warburg Pincus XI Partners, L.P., a Delaware limited partnership (“WPXI Partners”), (vi) Warburg Pincus XI, L.P., a Delaware limited partnership (“WP XI GP”), (vii) WP Global LLC, a Delaware limited liability company (“WP Global”), (viii) Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), (ix) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”), (x) Warburg Pincus & Co. (“WP”), a New York general partnership and (xi) Warburg Pincus LLC, a New York limited liability company (“WP LLC”). This Amendment relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of SOC Telemed, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D. Except as specifically amended by this Amendment, the Schedule 13D is unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 to this Amendment is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

The first sentence of Item 5(a) and (b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned are based on 101,259,012 shares of Class A Common Stock outstanding as of January 28, 2022, as represented by the Issuer in the Merger Agreement (as defined below).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

Support Agreement

On February 2, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spark Parent, Inc., a Delaware corporation (“Parent”), and Spark Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Company surviving the Merger as a direct, wholly owned subsidiary of Parent. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on February 4, 2022.

On February 2, 2022, concurrently with the execution of the Merger Agreement, SOC Holdings entered into a voting and support agreement (the “Support Agreement”) with the Issuer and Parent pursuant to which SOC Holdings has agreed, among other things, to vote its shares of Class A Common Stock in favor of adoption of the Merger Agreement and the other matters to be submitted to the Issuer’s stockholders in connection with the Merger, and against any competing transaction, subject to the terms and conditions set forth in the Support Agreement.

The Support Agreement will terminate upon the earliest to occur of the following: (a) the termination of the Merger Agreement in accordance with its terms; (b) the effective time of the Merger; (c) the date upon which any amendment to the Merger Agreement is effected, or any waiver of the Issuer’s rights under the Merger Agreement is granted, in each case, without SOC Holdings’ prior written consent, that (i) reduces the Merger Consideration (as defined in the Merger Agreement) to be received by the stockholders of the Issuer, (ii) changes the form of the Merger Consideration payable to the stockholders of the Issuer, (iii) would reasonably be expected to materially and adversely affect the timing of payment of the Merger Consideration to SOC Holdings or (iv) changes the conditions to the closing of the Merger or termination rights of the Merger Agreement in a manner that adversely affects the Issuer in any material respect; or (d) the mutual written consent of the parties to the Support Agreement. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is attached hereto as Exhibit 7 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 7	Form of Voting and Support Agreement, dated as of February 2, 2022, by and among Spark Parent, Inc., SOC Telemed, Inc. and the stockholder party thereto (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on February 4, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022	SOC HOLDINGS LLC

	By:	Warburg Pincus Private Equity XI, L.P., its managing member
	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WPXI FINANCE, LP

By:	WPXI GP, L.P., its managing general partner
By:	Warburg Pincus Private Equity XI, L.P., its general partner
By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WPXI GP, L.P.

By:	Warburg Pincus Private Equity XI, L.P., its general partner
By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS PRIVATE EQUITY XI, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS XI PARTNERS, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS XI, L.P.

By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WP GLOBAL LLC

By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS PARTNERS II, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Managing Director